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                                                                   EXHIBIT 99.1


                                  RISK FACTORS

         An investment in our common stock involves a high degree of risk. You should consider carefully all of the information contained in this report and, in particular, the following risk factors before making an investment decision with respect to our common stock. An investment in our common stock should be made only by persons who can afford an investment with a high degree of risk and is suitable only for persons able to sustain the loss of their entire investment.

REDUCTIONS OR CHANGES IN REIMBURSEMENT FROM GOVERNMENT OR THIRD-PARTY PAYORS COULD ADVERSELY IMPACT OUR OPERATING RESULTS.

         During the fiscal years ended September 30, 2002, 2001 and 2000, we derived, 52.1%, 50.3% and 50.2%, respectively, of our net revenue from the Medicare and Medicaid programs. We derived an even higher percentage of our net revenue in each of these fiscal years from these programs in our hospital division, which for our most recent fiscal year represented 83.7% of our net revenue. Our operating results may be adversely affected by changes in laws or regulations governing the Medicare and Medicaid programs.

         Historically, Congress and some state legislatures have, from time to time, proposed significant changes in the healthcare system. Many of these changes have resulted in limitations on, and in some cases, significant reductions in the levels of, payments to healthcare providers for services under many government reimbursement programs. Future federal and state legislation or action by government agencies may significantly reduce the payments we receive for our services to patients covered by Medicare and Medicaid.

         Our relationships with third-party payors, such as health maintenance organizations and preferred provider organizations, are generally governed by negotiated agreements. These agreements set forth the amounts we are entitled to receive for our services. We could be adversely affected in some of the markets where we operate if we are unable to negotiate and maintain favorable agreements with third-party payors. Third-party payors have undertaken cost-containment initiatives during the past several years, including revising payment methods, monitoring healthcare expenditures and anti-fraud initiatives. We may not be able to maintain existing relationships or establish new relationships with third-party payors on favorable terms.

OUR SIGNIFICANT INDEBTEDNESS COULD LIMIT OUR FLEXIBILITY TO RAISE ADDITIONAL CAPITAL AND DEVELOP NEW HOSPITALS.

         As of September 30, 2002, we had total long-term debt of approximately $299.7 million, or approximately 47.9% of our total capitalization, and had guaranteed $21.9 million of debt of an unconsolidated affiliate.


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         Our hospital development strategy requires substantial capital resources. In addition, the operation of our existing hospitals and other facilities requires ongoing capital expenditures. We do not anticipate generating sufficient amounts of cash from our operating activities in fiscal 2003 to fund these capital needs. Consequently, we must rely on external sources of capital to fund our hospital development and other activities. While we believe that internally generated cash flows and available borrowings under our revolving credit facility, together with the remaining net proceeds of our initial public offering, borrowings available under the master credit facility not yet designated for a development hospital, cash balances in our development hospitals, and other long-term debt and capital leases we expect to incur will be sufficient to finance our hospital development program, other capital expenditures and our working capital requirements for the next 12 to 18 months, we may need to obtain additional debt or equity financing from other sources in the future to fund our hospital development program. We may be unable to obtain sufficient financing when we need it to fund our capital needs on terms satisfactory to us, or at all. If that were to occur, our development activities would have to be delayed, curtailed or eliminated and our financial results would be adversely affected.

         The degree to which we are leveraged could have other important consequences to you, including the following:

         - we must dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, reducing the funds available for our operations,

         - as of September 30, 2002, $112.8 million of our borrowings were at variable rates of interest, making us vulnerable to increases in interest rates. A one hundred basis point change in interest rates on our variable rate debt would have resulted in interest expense fluctuating approximately $911,000 for fiscal year 2002,

         - the terms of our credit arrangements contain numerous financial and other restrictive covenants, including restrictions on paying dividends, incurring additional indebtedness and selling assets, and

         - from time to time, we may violate financial or other restrictive covenants in our credit agreements. We cannot assure you that our lenders would agree to waive any violations or that we would be able to refinance our indebtedness if they did not.

WE HAVE GUARANTEED A PERCENTAGE OF THE DEBT OF OUR HOSPITAL VENTURES THAT EXCEEDS OUR PERCENTAGE OF OWNERSHIP IN THOSE VENTURES.

         Although we own less than 100% of the interests in the ventures formed to develop, own and operate our hospitals, we guarantee all or a significant percentage of the debt that each venture incurs to finance the land, building and equipment of the hospital. Our partners are responsible for and are allocated a fee, which is paid to us, for providing this guarantee to the extent that the percentage of the venture's debt that we guarantee exceeds our percentage of ownership in the venture. In the case of our one hospital in which we do not own a majority interest, the hospital venture pays the fee related to our guarantee of its debt in excess of our percentage ownership. If a hospital venture were to default in making payments on its debt, we would be obligated to pay a percentage of the venture's debt that exceeds our percentage of ownership in the venture.


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WE MAY EXPERIENCE UNANTICIPATED DELAYS IN DEVELOPING NEW HOSPITALS OR IN
ACHIEVING EXPECTED OPERATING RESULTS FOR NEW HOSPITALS.

         In 2002, our hospital division accounted for 83.7% of our net revenue, and we expect this percentage to increase as we develop additional hospitals at an anticipated rate of one to three new hospitals per year. We currently have four hospitals under development, having recently opened our ninth hospital on October 2, 2002. Our development strategy depends on our ability to identify attractive markets in which to open new hospitals. We may have difficulty in identifying potential markets that satisfy our criteria for developing a new hospital. Identifying physician and community hospital partners and negotiating and implementing the terms of a hospital venture with them can be a lengthy and complex process. As a result, we may not be able to develop new hospitals at the rate we currently anticipate.

         Our initial rate of growth in local market share and net revenue varies from market to market depending upon the time of year the hospital opens, our ability to educate physicians in the market about the benefits of our approach to patient care, the patient demographics of a particular market, the number and type of competitors in the market and their reactions to increased competition and the number and type of payors. This variability makes it difficult for us to accurately forecast how long it will take for a particular hospital to begin achieving positive operating results. The number of quarters required for our hospitals to begin generating operating income has ranged from one to five. Through September 30, 2002 the cumulative operating income (loss), including pre-opening expenses, generated by our hospitals has ranged from cumulative operating income of $17.3 million to cumulative operating losses of $20.1 million. Moreover, delays in completing construction or receiving required regulatory approvals can cause unanticipated delays in opening a hospital, resulting in higher than expected pre-opening expenses. The pre-opening expenses for our five most recently opened hospitals have ranged from $3.3 million to $6.5 million.

         Our growth strategy will also increase demands on our management, operational and financial information systems and other resources. To accommodate our growth, we will need to continue to implement operational and financial information systems and controls, and expand, train, manage and motivate our employees. Our personnel, information systems, procedures or controls may not adequately support our operations in the future. Failure to recruit and retain strong management, implement operational and financial information systems and controls, or expand, train, manage or motivate our workforce, could lead to delays in developing and achieving expected operating results for new hospitals.


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LOSSES INCURRED BY NEW HOSPITALS DURING THEIR EARLY YEARS OF OPERATIONS COULD
LEAD TO VOLATILITY IN OUR RESULTS OF OPERATIONS.

         Because our hospitals are owned as joint ventures, each hospital's earnings and losses are generally allocated for accounting purposes to us and our physician and community hospital partners based on our and their ownership percentages in the hospital. If, however, the cumulative losses of a hospital exceed the total of the capital we and they contributed to the hospital venture when we formed it and any additional amounts of capital they have agreed to contribute to the venture, accounting principles generally accepted in the United States require us to recognize a disproportionately higher share, up to 100%, of the hospital's losses, instead of the smaller pro-rata share of the losses that normally would be allocated to us based upon our percentage ownership. This allocation to us of a greater share of a hospital's losses could lead to volatility in our results of operations and would increase our net losses in a particular reporting period. When the same hospital has income, we will recognize a disproportionately higher share, up to 100%, of that income to the extent we have previously recognized a greater share of the hospital's losses. This allocation to us of a greater share of a hospital's earnings could lead to volatility in our results of operations and would increase our net earnings in a particular reporting period.

         The determination of our at risk capital position is based on the specific terms of each hospital's operating agreement, including each partners contributed capital, obligation to provide working capital loans, contribute additional capital, or to guarantee the outstanding obligations of the hospital. During each of our last three fiscal years ended September 30, 2002, 2001, and 2000, our reported earnings (losses) allocated to minority interests of $10.5 million, $14.7 million and $3.3 million, respectively, would have been $12.5 million, $17.2 million and $(1.3) million had we not recognized disproportionate allocations as described above. Therefore, for the fiscal years ended September 30, 2002, 2001 and 2000 our reported income (loss) before income taxes and extraordinary item of $27.3 million, $2.4 million and $(13.7) million, respectively, would have been $25.3 million, $(0.1) million and $(9.1) million.

         As of September 30, 2002 we had one operating hospital which we did not consolidate in our financial statements. As of September 30, 2002, the aggregate amount of the cumulative earnings of this one hospital was $1.0 million, and therefore no amounts were allocated to us in excess of our share of income based upon our percentage ownership. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of this risk and other aspects of our business operations and strategy that could lead to volatility in our results of operations.

WE DEPEND ON OUR RELATIONSHIPS WITH THE PHYSICIANS WHO USE OUR FACILITIES.

         Our business depends upon the efforts and success of the physicians who provide healthcare services at our facilities and the strength of our relationships with these physicians. We do not employ any practicing physicians at any of our hospitals or other facilities, except in one instance, whereby one of our hospitals intends to employ a physician for an outlying clinic. Each member of the medical staffs at our hospitals may also serve on the medical staffs of, and practice at, hospitals not owned by us.


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         At each of our hospitals, our business could be adversely affected if a significant number of key physicians or a group of physicians:

         - terminated their relationship with, or reduced their use of, our facilities,

         - failed to maintain the quality of care provided or to otherwise adhere to professional standards at our hospitals or other facilities,

         -        suffered any damage to their reputation,

         -        exited the market entirely, or

         -        experienced major changes in its composition or leadership.

         Based upon the general knowledge our management has of the operations of our hospitals, we believe that, consistent with most hospitals in our industry, at most of our hospitals a significant portion of the patient admissions are attributable to approximately 20% of the total number of physicians on the hospital's medical staff. The medical staff at each hospital ranges from 90 to 325 physicians depending upon the size of the hospital and the number of practicing physicians in the market. If we fail to maintain our relationships with the physicians in this group at a particular hospital, many of whom are investors in our hospitals, the revenues of that hospital would be reduced. None of the physicians practicing at our hospitals has a legal commitment, or any other obligation or arrangement, that requires the physician to refer patients to any of our hospitals or other facilities.

OUR HOSPITALS AND OTHER FACILITIES FACE COMPETITION FOR PATIENTS FROM OTHER HEALTHCARE COMPANIES.

         The healthcare industry is highly competitive. Our hospitals face competition for patients from other hospitals in our markets. In some of our markets, such as Sioux Falls, South Dakota, we may have only one competitor. In other markets, such as Phoenix, Arizona, our hospitals compete for patients with the programs of numerous other hospitals in the same market. In most of our markets we compete for market share of cardiovascular and other healthcare procedures that are the focus of our hospitals with three to six hospitals. Some of these hospitals are part of large for profit or not-for-profit hospital systems with greater financial resources than we have available to us, and all of them have been operating in the markets they serve for many years. When we open a new hospital, we generally will not be successful unless we capture significant market share for cardiovascular procedures from existing hospitals already operating in the market. We believe that eight of our hospitals in operation as of September 30, 2002, rank first or second in market share of several key cardiovascular procedures performed in their markets. Our diagnostic and therapeutic facilities similarly face competition from other healthcare providers in their respective markets.


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A NATIONWIDE SHORTAGE OF QUALIFIED NURSES COULD AFFECT OUR ABILITY TO GROW AND
DELIVER QUALITY, COST-EFFECTIVE CARDIOVASCULAR CARE SERVICES.

         We depend on qualified nurses to provide quality service to patients in our hospitals. There is currently a nationwide shortage of qualified nurses in the markets where we operate our hospitals. This shortage of qualified nurses and the more stressful working conditions it creates for those remaining in the profession are increasingly viewed as a threat to patient safety and may trigger the adoption of state and federal laws and regulations intended to reduce that risk. For example, some states have adopted or are considering legislation that would prohibit forced overtime for nurses and/or establish mandatory staffing level requirements. Growing numbers of nurses are also joining unions that threaten and sometimes call work stoppages.

         We employ between 95 and 205 nurses at each of our hospitals with the number employed at a particular hospital depending upon the size of the hospital, the stage of the hospital's development and the hospital's patient census. When we need to hire a replacement member of our nursing staff, it can take as long as six weeks to recruit for the position. We estimate the cost of recruiting and training a replacement nurse to be between $10,000 and $20,000.

         In response to the shortage of qualified nurses, we have increased and are likely to have to continue to increase our wages and benefits to recruit and retain nurses or to engage expensive contract nurses until we hire permanent staff nurses. For example, during fiscal 2002, we experienced increases in our hourly wages paid to nursing staff at our hospitals that ranged from five to sixteen percent. We may not be able to increase the rates we charge to offset these increased costs. The shortage of qualified nurses has in the past and may in the future delay our ability to achieve our operational goals at a new hospital on schedule by limiting the number of patient beds available during the start-up phase of the hospital. The shortage of nurses also makes it difficult for us in some markets to reduce personnel expense at our hospitals by implementing a reduction in force of the nursing staff during periods of reduced patient admissions and procedure volumes.

WE MAY BE REQUIRED TO ACQUIRE AND IMPLEMENT COSTLY NEW INFORMATION SYSTEMS TO COMPLY WITH NEW FEDERAL AND STATE LEGISLATIVE EFFORTS AND REGULATORY INITIATIVES RELATING TO PATIENT PRIVACY, SECURITY OF MEDICAL INFORMATION, AND ELECTRONIC TRANSACTIONS.

         We believe our hospitals and other healthcare facilities are in substantial compliance with existing state and federal laws and regulations, but there are currently numerous legislative and regulatory initiatives at the state and federal levels addressing concerns about the privacy and security of patient medical information and regulating the manner in which standard transactions within the healthcare industry must be processed. In particular, the Health Insurance Portability and Accountability Act of 1996 contains provisions that will require our healthcare facilities to upgrade computer systems and to adopt new business procedures designed to protect the privacy and security of each of our patient's individual health information and to process claims and perform other healthcare transactions electronically. On April 14, 2001, the final health privacy regulations issued by the Department of Health and Human Services under the Health Insurance Portability and Accountability Act became effective. These privacy regulations were subsequently amended and generally require compliance by April, 2003. The security, privacy, and standard electronic transactions regulations are expected to have a significant financial impact on the healthcare industry because they impose extensive new requirements and restrictions on the use and disclosure of identifiable patient information. Much of the required upgrading of our computer systems will be done as part of the normal annual maintenance and upgrade of our software and be included in the maintenance fees we pay our software vendor. We estimate the total incremental cost over the next two to three years of


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upgrading our computer systems and implementing new business procedures to protect the privacy of health information to be between $1.5 million and $2.0 million. Unforeseen difficulties in complying with these and other new privacy regulations could require us to spend substantial additional sums, which could have an adverse effect on our financial results during the periods those additional expenses are incurred. Additionally, if we fail to comply with the new regulations under the Health Insurance Portability and Accountability Act, we could suffer civil penalties up to $25,000 per calendar year for each violation and criminal penalties with fines up to $250,000 per violation. The final rule for standard transactions under the Health Insurance Portability and Accountability Act will be enforced October 16, 2003, since all of our healthcare facilities who are considered covered entities under the rule filed an extension on or before October 16, 2002. Final regulations addressing the security requirements of the Health Insurance Portability and Accountability Act have not yet been issued but are expected to be issued soon.

IF WE FAIL TO COMPLY WITH THE EXTENSIVE LAWS AND GOVERNMENT REGULATIONS APPLICABLE TO US, WE COULD SUFFER PENALTIES OR BE REQUIRED TO MAKE SIGNIFICANT CHANGES TO OUR OPERATIONS.

         We are required to comply with extensive and complex laws and regulations at the federal, state and local government levels. We believe we are in substantial compliance with current laws and regulations that relate to, among other things:

         -        licensure, certification and accreditation,

         -        billing for services,

         - relationships with physicians and other referral sources, including physician self-referral and fraud and abuse,

         -        adequacy and quality of medical care,

         -        quality of medical equipment and services,

         -        qualifications of medical and support personnel,

         - confidentiality, maintenance and security issues associated with medical records,

         - the screening, stabilization and transfer of patients who have emergency medical conditions,

         -        building codes,

         -        environmental protection,

         -        clinical research,

         -        operating policies and procedures, and

         -        addition of facilities and services.


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         Many of these laws and regulations are expansive, and we do not always have the benefit of significant regulatory or judicial interpretation of them. In the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs, operating procedures, and contractual arrangements.

         If we fail to comply with applicable laws and regulations, we could be subjected to liabilities, including:

         -        criminal penalties,

         - civil penalties, including monetary penalties and the loss of our licenses to operate one or more of our facilities, and

         - exclusion of one or more of our facilities from participation in the Medicare, Medicaid and other federal and state healthcare programs.

         A number of initiatives have been proposed during the past several years to reform various aspects of the healthcare system at the federal level and in the states in which we operate. Current or future legislative initiatives, government regulations or other government actions may have a material adverse effect on us.

IF THE ANTI-KICKBACK, PHYSICIAN SELF-REFERRAL OR OTHER FRAUD AND ABUSE LAWS ARE MODIFIED, INTERPRETED DIFFERENTLY OR IF OTHER REGULATORY RESTRICTIONS ARE ISSUED, WE COULD INCUR SIGNIFICANT SANCTIONS AND LOSS OF REIMBURSEMENT.

         The federal anti-kickback statute prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring items or services payable by Medicare, Medicaid or any other federal healthcare program. The anti-kickback statute also prohibits any form of remuneration in return for purchasing, leasing, or ordering or arranging for or recommending the purchasing, leasing or ordering of items or services payable by these programs. The anti-kickback statute is very broad in scope and many of its provisions have not been uniformly or definitively interpreted by existing case law, regulations or advisory opinions. Violations of the anti-kickback statute may result in substantial civil or criminal penalties, including criminal fines of up to $25,000 or imprisonment and civil penalties of up to $50,000 for each violation, plus three times the amount claimed and exclusion from participation in the Medicare, Medicaid, and other federal healthcare reimbursement programs. Any exclusion of our hospitals or diagnostic and therapeutic facilities from these programs would result in significant reductions in revenue and would have a material adverse effect on our business.

         The federal physician self-referral law, commonly referred to as the Stark Law, prohibits a physician from making a referral for a designated health service to an entity if the physician or a member of the physician's immediate family has a financial relationship with the entity. Designated health services include inpatient and outpatient hospital services, certain types of radiology services, radiation therapy services and supplies and clinical laboratory services. The requirements of the Stark Law are very complex and Federal regulations have not yet been


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issued to implement all of the statutory provisions. There are various ownership and compensation arrangement exceptions to the self-referral prohibition. The exception that permits physicians to invest in our hospitals allows a physician to make a referral to a hospital if the physician is authorized to perform services at the hospital and owns an interest in the entire hospital, as opposed to an ownership interest in a department or subdivision of the hospital. Another exception that permits physicians who own shares of our common stock to make referrals to our hospitals is the exception for ownership of publicly traded securities in a company such as ours that has stockholders' equity exceeding $75.0 million at the end of its most recent fiscal year or on average during the three previous fiscal years. This exception applies if the physician acquired the security on terms generally available to the public and the security is traded on one of the major exchanges. A new regulatory provision has delayed implementation of one part of Phase I of the Stark II regulations until July 7, 2003, and other amendments to the Stark regulations are expected to be issued by this time. These as well as other possible amendments to the Stark Law or regulations could require us, however, to change the manner in which we establish relationships with physicians to develop a hospital. We cannot predict whether these or any other amendments to the Stark Law or regulations will be enacted in their present form or the effect they might have on us. Many states in which we operate also have adopted, or are considering adopting, similar or more restrictive physician self-referral laws. Some of these laws prohibit referrals of patients by physicians in certain cases and others require disclosure of the physician's interest in the healthcare facility if the physician refers a patient to the facility. Some of these state laws apply even if the payment for care does not come from the government.

         Federal law also contains provisions imposing civil monetary penalties for various fraudulent and/or abusive practices, including, among others, hospitals which knowingly make payments to a physician as an inducement to reduce or limit medically necessary care or services provided to Medicare or Medicaid beneficiaries. The Office of Inspector General of the U.S. Department of Health and Human Services, known as the OIG, issued a Special Advisory Bulletin on a particular type of physician incentive compensation, referred to as gainsharing arrangements, that also warns that other joint ventures between hospitals and physicians may implicate this provision as well as the anti-kickback statute, and specifically refers to specialty hospitals. We believe that the ownership distributions paid to physicians by our hospitals do not constitute payments made to physicians under gainsharing arrangements. We cannot assure you, however, that the OIG or any other federal agency charged with enforcement of the anti-kickback statute or other fraud and abuse laws will agree with this interpretation or that new laws or regulations or future changes in the interpretation of existing laws and regulations will not adversely affect our business.

         The federal anti-kickback statute, the Stark Law and similar federal and state statutes that may also involve private payors are, however, subject to different interpretations with respect to many important provisions. Violations of these laws may result in substantial civil or criminal penalties, including large civil monetary penalties and exclusion from participation in the Medicare, Medicaid and other healthcare programs. Exclusion of our hospitals or diagnostic and therapeutic facilities from these programs likely would result in significant loss of

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revenues and likely would have a material adverse effect on us. In addition, we could be forced to expend considerable resources responding to an investigation or enforcement action under these laws and regulations. Further judicial or agency interpretation of new or existing laws or further legislative restrictions on physician ownership, investment in, or other financial relationships with healthcare facilities could require restructuring certain of our operating agreements and could have a material adverse effect on us.

OTHER COMPANIES WITHIN THE HEALTHCARE INDUSTRY CONTINUE TO BE THE SUBJECT OF FEDERAL AND STATE INVESTIGATIONS, WHICH INCREASES THE RISK THAT WE MAY BECOME SUBJECT TO INVESTIGATIONS IN THE FUTURE.

         Both federal and state government agencies as well as private payors have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare organizations including hospital companies. These investigations relate to a wide variety of topics, including:

         -        cost reporting and billing practices,

         -        quality of care,

         -        financial relationships with referral sources, and

         -        medical necessity of services provided.

         In addition, the OIG and the U.S. Department of Justice have, from time to time, undertaken national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Moreover, healthcare providers are subject to civil and criminal false claims laws, including the federal False Claims Act, which allows private parties to bring what are called whistleblower lawsuits against private companies doing business with or receiving reimbursement under government programs. Some states have adopted similar state whistleblower and false claims provisions. Publicity associated with the substantial amounts paid by other healthcare providers to settle these lawsuits may encourage current and former employees of ours and other healthcare providers to seek to bring more whistleblower lawsuits. Some of our activities could become the subject of governmental investigations or inquiries. For example, we have significant Medicare and Medicaid billings, and hospital and other healthcare facility venture arrangements involving physician investors. We are not aware of any current governmental investigations specifically involving any of our facilities, our executives or managers. Any future investigations of us, our executives or managers could result in significant liabilities or penalties to us, as well as adverse publicity.

IF LAWS GOVERNING THE CORPORATE PRACTICE OF MEDICINE CHANGE, WE MAY BE REQUIRED TO RESTRUCTURE SOME OF OUR RELATIONSHIPS.

         The laws of various states in which we operate or may operate in the future do not permit business corporations to practice medicine, exercise control over physicians who practice medicine or engage in various business practices, such as fee-splitting with physicians. The interpretation and enforcement of these laws vary significantly from state to state. We are not

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required to obtain a license to practice medicine in any jurisdiction in which we own or operate a hospital or other facility because our facilities are not engaged in the practice of medicine. The physicians who use our facilities to provide care to their patients are individually licensed to practice medicine. In most instances, the physicians and physician group practices are not affiliated with us other than through the physicians' ownership interests in the ventures that own and operate our facilities and the service and lease agreements we have with some physicians.

         We also provide consulting and management services to some physicians and physician group practices. Although we believe that our arrangements with these and other physicians and physician group practices comply with applicable laws, we cannot assure you that a government agency charged with enforcement of these laws, or a private party, might not assert a contrary position. If our arrangements with these physicians and physician group practices were deemed to violate state corporate practice of medicine, fee-splitting or similar laws, or if new laws were enacted rendering these arrangements illegal, we may be required to restructure our relationships with physicians and physician groups which may have a material adverse effect on our business.

IF GOVERNMENT LAWS OR REGULATIONS CHANGE OR THE ENFORCEMENT OR INTERPRETATION OF THEM CHANGE, WE MAY BE OBLIGATED TO PURCHASE SOME OR ALL OF THE OWNERSHIP INTERESTS OF THE PHYSICIANS ASSOCIATED WITH US.

         Changes in government regulation or changes in the enforcement or interpretation of existing laws or regulations could obligate us to purchase at the then fair market value some or all of the ownership interests of the physicians who have invested in the ventures that own and operate our hospitals. Regulatory changes that could create this obligation include changes that:

         - make illegal the referral of Medicare or other patients to our hospitals by physicians affiliated with us,

         - create the substantial likelihood that cash distributions from the ventures to our physician partners will be illegal, or

         - make illegal the ownership by our physician partners of their interests in the ventures.

         Physician ownership of our hospitals ranges from 21.3% to 49.0%. From time to time, we may voluntarily seek to increase our ownership interest in one or more of our hospitals. We may seek to use shares of our common stock to purchase physicians' ownership interests instead of cash. If we use shares of our common stock to purchase a significant amount of the physicians' ownership interests, your interest would be diluted. If the use of our stock is not permitted or attractive to us or our physician partners, we may use cash or promissory notes to purchase the physicians' ownership interests. Our existing capital resources may not be sufficient for the acquisition or the use of cash may limit our ability to use our capital resources elsewhere, limiting our growth and impairing our operations. The creation of these obligations and the possible adverse effect on our affiliation with these physicians could have a material adverse effect on us.

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WE MAY HAVE A SPECIAL LEGAL RESPONSIBILITY TO OUR PARTNERS THAT MAY PREVENT US
FROM ACTING SOLELY IN OUR BEST INTERESTS.

         We hold our ownership interests in hospitals and other healthcare businesses through ventures organized as limited liability companies or limited partnerships. As general partner, manager or owner of the majority interest in these entities, we may have a special legal responsibility, known as a fiduciary duty, to our partners who own an interest in a particular entity. This special legal responsibility includes not only a duty of care and a duty of full disclosure but also a duty to act in good faith at all times as manager or general partner of the limited liability company or limited partnership. This duty of good faith includes primarily an obligation to act in the best interest of each business, without being influenced by any conflict of interest we may have as a result of our own business interests.

         We also have a duty to operate our business for the benefit of our stockholders. As a result, we may encounter conflicts between our special legal responsibilities to our partners in our hospitals and other healthcare businesses, and our responsibility to our stockholders. For example, we have entered into management agreements to provide management services to our hospitals in exchange for a fee. Disputes may arise with our partners as to the nature of the services to be provided or the amount of the fee to be paid. In these cases, as manager or general partner we may be obligated to exercise reasonable, good faith judgment to resolve the disputes and may not be free to act solely in our own best interests or the interests of our stockholders. We cannot assure you that any dispute between us and our partners with respect to a particular business decision or regarding the interpretation of the provisions of the venture agreement will be resolved or that, as a result of these special legal responsibilities we may have to them, any dispute resolution will be on terms favorable or satisfactory to us.

MATERIAL DECISIONS REGARDING THE OPERATIONS OF OUR FACILITIES REQUIRE CONSENT OF OUR PHYSICIAN AND COMMUNITY HOSPITAL PARTNERS, AND WE MAY BE UNABLE AS A RESULT TO TAKE ACTIONS THAT WE BELIEVE ARE IN OUR BEST INTEREST.

         The physician and community hospital partners in our healthcare businesses participate in material strategic and operating decisions we make for these facilities. They may do so through their representatives on the Board of Directors or a requirement in the governing documents that we obtain the consent of their representatives before taking specified material actions. These actions may include such matters as employing key members of the management team, adopting the annual operating budget and making capital expenditures in excess of specified amounts. We must also generally obtain the consent of our community hospital partners and our physician partners or their representatives before making any material amendments to the operating or partnership agreement for the business or admitting additional members or partners. Although they have not done so to date, these rights to approve material decisions could in the future limit our ability to take actions that we believe are in our best interest and the best interest of the business. We may not be able to resolve favorably any dispute regarding material decisions with our physician or community hospital partners.


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UNINSURED RISKS FROM LEGAL ACTIONS RELATED TO PROFESSIONAL LIABILITY COULD
ADVERSELY AFFECT OUR CASH FLOW AND OPERATING RESULTS.

         In recent years, physicians, hospitals, diagnostic centers and other healthcare providers have become subject, in the normal course of business, to an increasing number of legal actions alleging negligence in performing services, negligence in allowing unqualified physicians to perform services or other legal theories as a basis for liability. Many of these actions involve large monetary claims and significant defense costs. We do not employ any practicing physicians at any of our hospitals or other facilities, except in one instance, whereby one of our hospitals intends to employ a physician for an outlying clinic. The governing documents for the medical staffs of each of our hospitals require physicians who provide services at or conduct procedures at them to meet all licensing and specialty credentialing requirements and to maintain their own professional liability insurance.

         On June 1, 2002, our three-year combined insurance policy that provided medical malpractice claims coverage on a claims-made, first-dollar basis expired, and we became partially self-insured under a one-year policy providing coverage for claim amounts in excess of $2.0 million of retained liability per claim. Because we have retained up to $2.0 million of liability per claim under the new policy, we are required to recognize up to the first $2.0 million of estimated expense/liability for each malpractice claim incurred under the new policy period beginning June 1, 2002. We have established a reserve based on actuarial estimates made by an independent third party, who based the estimates on our historical experience with malpractice claims and assumptions about future events. Due to the considerable variability that is inherent in such estimates, including such factors as changes in medical costs and changes in actual experience, there is a reasonable possibility that the recorded estimates will change by a material amount in the near term. Also, there can be no assurance that the ultimate liability we experience under our self-insured retention for medical malpractice claims will not exceed our estimates.

         We expect both the higher premium costs and the self-insured retention under our professional liability risk programs will increase our other operating expenses during the next twelve months. As we open new hospitals and diagnostic and therapeutic centers, we also expect to incur additional premium costs and self-insured retention costs to reflect the additional risk exposure.


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BECAUSE THE INVESTMENT PARTNERSHIPS SPONSORED BY KOHLBERG KRAVIS ROBERTS & CO.,
L.P. AND WELSH, CARSON, ANDERSON & STOWE, INDIVIDUALS AFFILIATED WITH THEIR SPONSORS AND OUR MANAGEMENT CONTROL US, THEY WILL TOGETHER BE ABLE TO DETERMINE THE OUTCOME OF ALL MATTERS SUBMITTED TO OUR STOCKHOLDERS FOR APPROVAL, REGARDLESS OF THE PREFERENCES OF OUR OTHER STOCKHOLDERS.

         The investment partnerships sponsored by Kohlberg Kravis Roberts & Co., L.P. and Welsh, Carson, Anderson & Stowe that acquired our predecessor company from its public stockholders in 1998, individuals affiliated with their sponsors and our management collectively own 66.4% of our outstanding common stock. Accordingly they will together be able to:

         -        elect our entire board of directors,

         -        control our management and policies, and

         - determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.

They will also be able to prevent or cause a change in control and will be able to amend our certificate of incorporation and bylaws at any time. Their interests may conflict with the interests of other holders of common stock and they may take action affecting us with which you disagree.

         We have a stockholders agreement with the investment partnerships sponsored by Kohlberg Kravis Roberts & Co., L.P. and Welsh, Carson, Anderson & Stowe and individuals affiliated with their sponsors, which own 31.0% and 30.0% respectively of our outstanding common stock. This agreement provides that the investment partnership sponsored by Kohlberg Kravis Roberts & Co., L.P., is entitled to designate four directors and the investment partnerships of Welsh, Carson, Anderson & Stowe VII, L.P. are entitled to designate three directors.

         Under the stockholders' agreement, the following actions also require the separate approval of a majority of the shares held by the affiliates of Kohlberg Kravis Roberts & Co., L.P. and a majority of the shares held by affiliates of Welsh, Carson, Anderson & Stowe:

         - appointment, dismissal or replacement of our chief executive officer,

         -        mergers or consolidations with or into another corporation,

         - sales, transfers or disposals of all or substantially all of our assets, and

         - acquiring, purchasing or investing in any material assets, or disposing of any material assets, other than in the ordinary course of business.


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
OUR STOCK PRICE MAY FLUCTUATE. AS A RESULT, INVESTORS IN OUR COMMON STOCK MAY NOT BE ABLE TO RESELL THEIR SHARES AT OR ABOVE THE PRICE THEY PAY FOR THEM.

         Healthcare service providers have been especially subject to sharp fluctuations in the market price of their publicly traded securities. The market price of our common stock may also be influenced by other factors, some of which are beyond our control, including:

         -        changes in prevailing reimbursement rates,

         -        changes in governmental regulations or their interpretations,

         -        variations in quarterly operating results,

         -        changes in financial estimates by securities analysts,

         - announcements by us or our competitors of significant contracts, acquisitions, strategic relationships, joint ventures or capital commitments,

         - announcements by government authorities of investigations of the practices of other unrelated healthcare providers that provide the same or similar services as we do,

         -        future sales of our common stock,

         -        investor perceptions of us and the healthcare industry, and

         -        general economic conditions.

         As a result, investors in our common stock may not be able to resell their shares at or above the price they pay for them. In addition, the stock market in general, and the Nasdaq National Market in particular, have experienced during the last several years extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.


PROVISIONS OF OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD DISCOURAGE A TAKEOVER YOU MAY CONSIDER FAVORABLE OR PREVENT THE REMOVAL OF OUR CURRENT BOARD OF DIRECTORS AND MANAGEMENT.

         Some provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that you may consider favorable or prevent the removal of our current board of directors and management. These provisions:

         -        authorize the issuance of "blank check" preferred stock,

         - provide for a classified board of directors with staggered, three-year terms,

         -        prohibit cumulative voting in the election of directors,

         - prohibit our stockholders from acting by written consent without the approval of our board of directors,

         - limit the persons who may call special meetings of stockholders, and

         - establish advance notice requirements for nominations for election to the board of directors or for proposing matters to be approved by stockholders at stockholder meetings.

         In addition, our certificate of incorporation prohibits the amendment of many of these provisions in our certificate of incorporation by our stockholders unless the amendment is approved by the holders of at least 80% of our shares of common stock.

         Delaware law may also discourage, delay or prevent someone from acquiring or merging with us.

OUR QUARTERLY RESULTS MAY FLUCTUATE SIGNIFICANTLY BASED ON EVENTS BEYOND OUR CONTROL

         Our results of operations historically have fluctuated on a quarterly basis and can be expected to continue to be subject to quarterly fluctuations. Cardiovascular procedures can often be scheduled ahead of time, permitting some patients to choose to undergo the procedure at a time and location of their preference. Some of the types of trends that we have experienced in the past and may experience again in the future include:

         - the markets where some of our hospitals are located are susceptible to seasonal population changes with part-time residents living in the area only during certain months of the year;

         - patients choosing to schedule procedures around significant dates, such as holidays; and

         - physicians in the market where a hospital is located schedule vacation from their practice during the summer months of the year, around holidays and for various professional meetings held throughout the world during the year.

         To the extent these types of events occur in the future, as in the past, we expect they will affect the quarterly results of operations of our hospitals.


OUR RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED FROM TIME TO TIME BY THE UNREIMBURSED COST OF NEW TECHNOLOGIES.

         One major element of our business model is to focus on the treatment of patients suffering from cardiovascular disease. Our commitment and that of our physician partners to treating cardiovascular disease often requires us to purchase newly approved pharmaceuticals and devices that have been developed by pharmaceutical and device manufacturers to treat cardiovascular disease. At times, these new technologies receive required regulatory approval and become widely available to the healthcare market prior to becoming eligible for reimbursement by government and other payors. We cannot predict when these new technologies will be available to the marketplace, the rate of acceptance of the new technologies by physicians who practice at our hospitals, and when or if, government and third-party payors will provide adequate reimbursement to compensate us for all or some of the additional cost required to purchase new technologies. As such, our earnings may be adversely affected from time to time by the additional, unreimbursed cost of these new technologies.


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